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                          November 14, 2022

       Martin Lehr
       Chief Executive Officer
       Context Therapeutics Inc.
       2001 Market Street, Suite 3915, Unit #15
       Philadelphia, Pennsylvania 19103

                                                        Re: Context
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2022
                                                            File No. 333-268266

       Dear Martin Lehr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Walter Mostek, Esq.